UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SYNCHRONOSS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87157B103

(CUSIP Number)

Steven Spencer

Siris Capital Group, LLC

601 Lexington Avenue, 59th Floor

New York, NY 10022

(212)-231-0095

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons: Silver Private Holdings I, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Silver Private Investments, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Partners III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: PN

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Partners III Parallel, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: PN

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Partners GP III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: PN

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris GP HoldCo III, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Capital Group III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: PN, IA

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Capital Group, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO, IA

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Advisor HoldCo III, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Advisor HoldCo, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D jointly filed by (i) Silver Private Holdings I, LLC, a Delaware limited liability company (“Silver Holdings”), (ii) Silver Private Investments, LLC, a Delaware limited liability company (“Silver Parent”), (iii) Siris Partners III, L.P., a Delaware limited partnership (“Siris Fund III”), (iv) Siris Partners III Parallel, L.P., a Delaware limited partnership (“Siris Fund III Parallel”), (v) Siris Partners GP III, L.P., a Delaware limited partnership (“Siris Fund III GP”), (vi) Siris GP HoldCo III, LLC, a Delaware limited liability company (“Siris Fund III GP HoldCo”), (vii) Siris Capital Group III, L.P., a Delaware limited partnership (“Siris Fund III Advisor”), (viii) Siris Capital Group, LLC, a Delaware limited liability company (“Siris Capital Group”), (ix) Siris Advisor HoldCo III, LLC, a Delaware limited liability company (“Siris Fund III Advisor HoldCo”); and (x) Siris Advisor HoldCo, LLC, a Delaware limited liability company (“Siris Advisor HoldCo”) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on May 5, 2017 (as previously amended and as may be amended from time to time, this “Schedule 13D”), relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Synchronoss Technologies, Inc. (the “Company”). Initially capitalized terms used in this Amendment No. 4 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended by the addition of the following immediately prior to the penultimate paragraph thereof:

After further discussions with the Company and its representatives, the Reporting Persons are no longer actively pursuing a Potential Transaction with the Company. Consistent with the Reporting Persons’ previous disclosure on this Schedule 13D, the Reporting Persons may, among other things, continue to hold the Shares for investment or other purposes and/or may sell any or all of the Shares at any time, subject to market conditions and other factors deemed relevant by the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2017

SILVER PRIVATE HOLDINGS I, LLC
By:	Silver Private Investments, LLC, its sole member

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Authorized Signatory

SILVER PRIVATE INVESTMENTS, LLC

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Authorized Signatory

SIRIS PARTNERS III, L.P.
SIRIS PARTNERS III PARALLEL, L.P.
By:	Siris Partners GP III, L.P., its general partner
By:	Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS PARTNERS GP III, L.P.
By:	Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS GP HOLDCO III, LLC

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS CAPITAL GROUP III, L.P.
By:	Siris Advisor HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member

SIRIS CAPITAL GROUP, LLC
By:	Siris Advisor HoldCo, LLC, its managing member

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member

SIRIS ADVISOR HOLDCO III, LLC

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member

SIRIS ADVISOR HOLDCO, LLC

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member